

October 30, 2014

<u>Via E-mail</u>
Omid Tahernia
Chief Executive Officer
Ikanos Communications, Inc.
47669 Freemont Boulevard
Fremont, CA 94538

> **Re:** **Ikanos Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-197619**

Dear Mr. Tahernia:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the Tallwood Group may beneficially own up to 52% of your total issued and outstanding common stock, depending upon the amount of subscription rights exercised. Please provide us with an analysis of whether this rights offering may constitute a first step in a going private transaction. If you do not currently intend to take actions that would result in a going private effect as described in Exchange Act Rule 13e-3(a)(3)(ii), please confirm in your response letter and within the disclosure that the rights offering is not the first step in a series of transactions undertaken with the purpose of reasonable likelihood of producing a "going private effect" as specified in Rule 13e-3.

Questions and Answers Relating to the Rights Offering, page 3

What is the Over-Subscription Privilege, page 3

2. We note your disclosure here and on page 50 noting that the Tallwood Group, pursuant to the standby agreement, will purchase at the subscription price in a private offering, a number of shares of your common stock equal to the difference between (i) 27,439,023 and (ii) the number of shares of your common stock purchased in the rights offering. It is not clear, however, under what set of circumstances the standby purchase would not be required. Please advise. Please consider revising your disclosure to make this point more clear.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
       Noelle Matteson, Esq.
       Tommaso Poggiani, Esq.
       Derek Chien, Esq.
       Pillsbury Winthrop Shaw Pittman LLP